Room 4561

December 13, 2006

Mr. Peter Yip
Chief Executive Officer
CDC Corporation
33/F Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong K3

**Re: CDC Corporation**
**Form 20-F for Fiscal Year Ended December 31, 2005**
**Filed June 21, 2006**
**Form 8-K Filed March 6, 2006**
**Form 8-K Filed April 13, 2006**
**Form 8-K Filed May 2, 2006**
**Form 8-K Filed May 26, 2006**
**File No. 000-30134**

Dear Mr. Yip:

We have reviewed your response letter dated November 29, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005
Note 2.  Summary of Significant Accounting Policies
(g) Investments, page F-14

Prior Comment no. 1

1. We note from your response to comment number 1 that the Company filed a request for waiver with the Division's Chief Accounting Office, relating to filing Item 3-09 financial statements for 17game Group and summarized financial information pursuant to Item 4-08 (g) of Regulation S-X.  We understand that you have received correspondence from the Division's Chief Accountant denying your waiver request.  Considering this, tell us the Company's anticipated timing for amending filings to include Item 3-09 financial statements and Item 4-08 disclosures.

\*\*\*\*\*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief